A&d 3-10-2005*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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05037649

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-52299

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2004</u> AND ENDING <u>DECEMBER 31, 2004</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

XTF CAPITAL, LLC   FN: Elephantx Online Securities, LLC   FIRM ID. NO.

PROCESSED
MAR 2 3 2005
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

120 BROADWAY – Suite 4000

NEW YORK,   **NEW YORK**   **10271**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW TURCHIN   **(646) 825 - 2150**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>LERNER & SIPKIN, CPAs, LLP</u>

<u>132 Nassau Street, Suite 1023</u>   <u>New York</u>   <u>NY</u>   <u>10038</u>

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, *SANDER GERBER,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
 XTF CAPITAL, LLC, as of *DECEMBER 31, 2004,*
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X_____
                          Signature

_____
                            Title

X_____
              Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
(   ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(   ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
(   ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
(   ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(   ) (m) A copy of the SIPC Supplemental Report.
(   ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

XTF CAPITAL, LLC
(FORMERLY ELEPHANTX ONLINE SECURITIES, LLC)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

I, *SANDER GERBER,* swear that to the best of my knowledge and belief,

the accompanying financial statements and supporting schedule(s) pertaining to the Firm

of *XTF CAPITAL, LLC,* as of *DECEMBER 31, 2004,*

are true and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:

No Exceptions

_____
(Signature)

_____
(Title)

_____
(Notary Public)

XTF CAPITAL, LLC
(FORMERLY ELEPHANTX ONLINE SECURITIES, LLC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	67,174
Organization expense, net of accumulated amortization of $-0- (Note 3(d))		7,407
Other assets		333
Total assets	$	74,914

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	4,000
Total liabilities		4,000

Commitments and Contingencies

Capital (Note 5)	70,914
Total liabilities and capital	74,914

The accompanying notes are an integral part of these statements.

XTF CAPITAL, LLC
(FORMERLY ELEPHANTX ONLINE SECURITIES, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1-   **Nature of Business**

XTF Capital, LLC (formerly Elephantx Online Securities, LLC), a Delaware limited liability company (The "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The company is in the business of operating as a retail broker specializing in exchange traded funds interacted over the internet.

The "Company" operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

Note 2-   **Going Concern Operation**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company has no operating revenue and had no meaningful operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management of the Company is currently implementing a business plan to launch a retail broker/dealer specializing in exchange traded funds interacted over the internet. There can be no assurance that management's plans, as described above, will be realized.

Note 3-   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b)   *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents.

c)   *Income Taxes*
Income taxes are not payable by, or provided for, the Company. Instead, the members are liable for individual income taxes on their respective shares of the Company's taxable income.

d)   *Organization Expense*
Organization expense is amortized on a straight-line basis over five years.

e)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 4 -   **Related Party Transactions**

Pursuant to its operating agreement with ETF Management, L.P. ("ETF"),the
General Partner of the sole member XTF L.P., the Company will pay ETF a
management fee in exchange for ETF providing operational and management
assistance to the Company, as well as paying all administrative costs. The fee
paid for the period ended December 31, 2004 amounted to $168,280.

Note 5-   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform
Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net
capital and requires that the ratio of aggregate indebtedness to net capital, both as
defined, shall not exceed 1500%. At December 31, 2004, the Company's net
capital of $61,833 was $56,833 in excess of its required net capital of $5,000.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
XTF Capital, LLC (Formerly Elephantx Online Securities, LLC)
120 Broadway – Suite 4000
New York, NY 10271

Gentlemen:

We have audited the accompanying statement of financial condition of XTF Capital, LLC (Formerly Elephantx Online Securities, LLC), as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of XTF Capital, LLC (Formerly Elephantx Online Securities, LLC) as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 12, 2005

XTF CAPITAL, LLC
(FORMERLY ELEPHANTX ONLINE SECURITIES, LLC)
INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2004



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
XTF Capital, LLC (Formerly Elephantx Online Securities, LLC)
120 Broadway – Suite 4000
New York, NY 10271

Gentlemen:

In planning and performing our audit of the financial statements of XTF Capital, LLC (Formerly Elephantx Online Securities, LLC), for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by XTF Capital, LLC (Formerly Elephantx Online Securities, LLC) that we considered relevant to the objectives stated in Rule 17a-5 (g), in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a), in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of XTF Capital, LLC (Formerly Elephantx Online Securities, LLC) to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 12, 2005